UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

 Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Section 240.14a-12

AstroNova, inc.

(Name of registrant as specified in its charter)

Samir Patel

Askeladden Capital Management LLC

Jeff Sands

Shawn Kravetz

Ryan Oviatt

Boyd Roberts

(Names of Persons Filing Proxy Statement if other than the Registrant)

(Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2025 ANNUAL MEETING OF SHAREHOLDERS OF ASTRONOVA INC.

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AMENDMENT NO. 1 DATED MAY 21, 2025

TO THE PROXY STATEMENT DATED MAY 19, 2025 OF

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC

________________________________

This Amendment No. 1 (the “Amendment”), dated May 21, 2025, is being filed to clarify a matter in the definitive proxy statement on Schedule 14A (the “Proxy Statement”) and the GOLD universal proxy card (the “Originally Filed Proxy Card”), filed by Samir Patel and Askeladden Capital Management LLC (the “Askeladden Group”) with the U.S. Securities & Exchange Commission (the “SEC”) on May 19, 2025 in connection with the Askeladden Group’s solicitation of proxies regarding the 2025 Annual Meeting of Shareholders of AstroNova, Inc. to be held at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts at 9:00 A.M. Eastern Time on Wednesday, July 9, 2025 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof (collectively the “Annual Meeting”).

Proposal No. 3 (one of three management proposals, Nos. 2, 3, and 4) is a non-binding shareholder vote on the frequency with which non-binding advisory votes on executive compensation should occur. The Originally Filed Proxy Card states that the voting options are “FOR,” AGAINST,” and “ABSTAIN,” whereas the correct options are “1 YEAR,” “2 YEARS,” “3 YEARS” and “ABSTAIN.” The Originally Filed Proxy Card is being revised as indicated below. No other changes are being made to the Originally Filed Proxy Card.

Conforming changes are being made in the “VOTES REQUIRED FOR APPROVAL” section of the Proxy Statement (page 25), the first paragraph of which, as filed, states that approval of Proposals 2, 3 and 4 would require the affirmative vote of a majority of the shares of common stock entitled to vote and present in person or represented by proxy at the annual meeting, with abstentions having the same effect as a vote against these three proposals, and broker non-votes having no effect on the outcome of the vote. This language is being clarified to state that this standard applies only to management’s Proposals 2 and 4, whereas for Proposal 3, the option that receives the greatest number of votes cast will be deemed the one selected by the shareholders; abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Except as specifically revised by the information contained herein, this Amendment does not modify, amend or otherwise affect any of the other information set forth in the Proxy Statement, nor does it change any of the proposals to be acted upon at the Annual Meeting, which are described in the Proxy Statement and the Company’s proxy materials.

This Amendment is being made prior to the distribution of the Askeladden Group’s Proxy Statement and proxy card to shareholders, who should receive those materials with these changes incorporated in them. To the extent that anyone may have read the Proxy Statement and Originally Filed Proxy Card as filed on May 19, 2025, this Amendment should be read together with those materials. In addition, from and after the date of this Amendment, any reference to the Askeladden Group’s “Proxy Statement” shall be deemed to include the Proxy Statement as amended hereby. To the extent that information in this Amendment differs from or updates information contained in the Proxy Statement, the information in this Amendment replaces and supersedes any such

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of the Askeladden Group’s proxy materials, please contact InvestorCom at the contact listed below:

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

Additional Information and Where to Find It

Samir Patel, Askeladden Capital Management LLC, Jeff Sands, Shawn Kravetz, Ryan Oviatt and Boyd Roberts are the participants in the solicitation of proxies from shareholders of AstroNova, Inc. in favor of Mr. Patel’s nomination of these four individuals and himself for the Company’s Board of Directors at the Annual Meeting. The Askeladden Group has filed with the SEC the Proxy Statement and accompanying GOLD universal proxy card in connection with its solicitation of proxies from the stockholders of the Company for the Annual Meeting. ALL SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THE ACCOMPANYING GOLD UNIVERSAL PROXY CARD AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE ASKELLADEN GROUP, AS THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE ASKELADDEN GROUP, PARTICIPANTS IN THIS SOLICITATION, AND THEIR DIRECT OR INDIRECT INTERESTS IN THE COMPANY, BY SECURITY HOLDINGS OR OTHERWISE. Investors and security holders may obtain copies of the Proxy Statement, GOLD universal proxy card and other documents filed with the SEC by the Askeladden Group free of charge through the website maintained by the SEC at http://www.sec.gov/ or by contacting Mr. Patel at 1452 Hughes Road, Suite 200 #582, Grapevine, TX 76501.

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The first paragraph of “VOTES REQUIRED FOR APPROVAL” on p. 25 of the Proxy Statement is hereby amended to read:

VOTES REQUIRED FOR APPROVAL

Election of Directors – According to the Company’s proxy statement, the Company has a plurality voting standard for contested director elections. Under the plurality voting standard, you may vote “FOR” or “WITHHOLD” authority to vote for up to six (6) nominees, and the six (6) nominees who receive the largest number of votes cast “FOR” their election will be elected, regardless of whether they were nominated by the Askeladden Group or the Company. Shareholders may not cumulate votes for the election of directors. Assuming a quorum is present, “ABSTAIN” and “WITHHOLD” votes and broker non-votes, if any, will not be considered votes cast and will have no effect on this proposal. For Proposals 2 and 4, the Company’s proxy indicates that approval of a proposal requires the affirmative vote of a majority of the shares of common stock entitled to vote and present in person or represented by proxy at the annual meeting; abstentions will have the same effect as a vote against these two proposals, and broker non-votes will have no effect on the outcome of the vote. For Proposal 3, the Company’s proxy indicates that the option that receives the greatest number of votes cast will be the one selected by the shareholders; abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal..

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The Originally Filed Proxy Card is hereby amended to read as follows:

ASTRONOVA, INC. 2025 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL.

THE BOARD OF DIRECTORS OF ASTRONOVA, INC.

IS NOT SOLICITING THIS PROXY.

The undersigned appoints Samir Patel and John Grau as attorneys and agents with full power of substitution to vote all shares of common stock of AstroNova, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the fiscal year 2025 Annual Meeting of Stockholders of the Company scheduled to be held at 9:00 A.M. Eastern Time on July 9, 2025 at the offices of Foley Hoag LLP, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (including any adjournments or postponements thereof and any meeting called in lieu thereof, collectively the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Patel a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL, BUT THIS PROXY WILL NOT BE VOTED ON ANY OTHER PROPOSAL. IF NO DIRECTION IS PROVIDED ON MANAGEMENT PROPOSALS 2, 3 AND 4, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH PROPOSALS.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Askeladden Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

THE ASKELADDEN GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” JEFF SANDS, SHAWN KRAVETZ, RYAN OVIATT, BOYD ROBERTS AND SAMIR PATEL AND NOT TO VOTE “FOR” THE SIX COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO SIX (6) NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

IF YOU MARK FEWER THAN SIX (6) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES ONLY AS DIRECTED.

IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES “FOR” THE ASKELADDEN NOMINEES.

FOR PROPOSALS OTHER THAN THE ELECTION OF DIRECTORS (PROPOSALS 2, 3 AND 4), YOUR SHARES WILL BE VOTED ON THE GOLD CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE PROPOSALS, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO ABSTAIN ON SUCH PROPOSALS.

1.	To elect six directors to hold office each for a one-year term expiring at the Company’s 2026 Annual Meeting of Stockholders or until his or her respective successor is elected or qualified.

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC RECOMMEND THAT YOU VOTE “FOR” THESE ASKELADDEN NOMINEES.

(a)	Shawn Kravetz	☐ FOR	☐ WITHHOLD

(b)	Ryan Oviatt	☐ FOR	☐ WITHHOLD

(c)	Samir Patel	☐ FOR	☐ WITHHOLD

(d)	Boyd Roberts	☐ FOR	☐ WITHHOLD

(e)	Jeff Sands	☐ FOR	☐ WITHHOLD

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC RECOMMEND THAT YOU “WITHHOLD” AS TO THESE COMPANY NOMINEES.

(a)	Alexis Michas	☐ FOR	☐ WITHHOLD

(b)	Darius Nevin	☐ FOR	☐ WITHHOLD

(c)	Mitchell Quain	☐ FOR	☐ WITHHOLD

(d)	Yvonne Schlaeppi	☐ FOR	☐ WITHHOLD

(e)	Richard Warzala	☐ FOR	☐ WITHHOLD

(f)	Gregory Woods	☐ FOR	☐ WITHHOLD

SAMIR PATEL AND ASKELADDEN CAPITAL MANAGEMENT LLC MAKE NO RECOMMENDATION REGARDING THE FOLLOWING MANAGEMENT PROPOSALS.

2. MANAGEMENT PROPOSAL: A non-binding advisory vote to approve the Company’s executive compensation.	For ☐ Against ☐ Abstain ☐
3. MANAGEMENT PROPOSAL: A non-binding proposal on the frequency of future shareholder votes on executive compensation.	1 Year ☐ 2 Years ☐ 3 Years ☐ Abstain ☐
4. MANAGEMENT PROPOSAL: A proposal to ratify the appointment of Wolf &Company, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2026.	For ☐ Against ☐ Abstain ☐

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.